

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2014

<u>Via E-Mail</u>
Hollis M. Greenlaw
Chief Executive Officer
United Development Funding IV
1301 Municipal Way, Suite 100
Grapevine, TX   76051

> **Re: United Development Funding IV**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-54383**

Dear Mr. Greenlaw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012</u>

<u>Acquisition and Origination Fees, F-10</u>

1. We note your response to comment one in our letter dated September 5, 2013 that you used a standard costing method to estimate direct loan origination costs. We are unable to agree with your conclusion that the process you described in your letter provided a reliable estimate of direct loan origination costs. Under ASC 310-20-25-8, development of such system requires periodic analysis of variances and, if necessary, adjustment to the standard costing estimates. You have not demonstrated that during the periods the loans were originated that you had a reliable system in place to accumulate such historical costs on a loan-by-loan basis in order to be able to perform such periodic cost studies, and to be able to determine that the results

were not materially different from loan-by-loan cost accumulation. We note for example that you do not have detailed time records for the time spent on originating loans during 2009-2013 and estimates for the time period were developed through an interview process and inquiries, rather than with physical time or other records. We also note that only for 2010 were time records recreated by reviewing personal records of employees. Accordingly, please restate your financial statements to expense the placement fees as incurred.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney-Advisor, at (202) 551-3386 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief